UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F   ☐

EXPLANATORY NOTE

We submitted a monthly return form dated October 5, 2026 in relation to the movements in our authorized share capital and issued shares in September 2026 to The Stock Exchange of Hong Kong Limited. For details, please refer to the exhibit to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Monthly Return for Equity Issuer on Movements in Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yi (Alex) Yang
Name	:	Yi (Alex) Yang
Title	:	Chief Financial Officer

Date: October 5, 2026

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